UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
20 December 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Vical Incorporated

File No. 0-21088 -- CF# 34359

Vical Incorporated submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Forms 10-Q filed on November 4, 2011, and August 8, 2012.

Based on representations by Vical Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	10-Q	November 4, 2011	through November 4, 2019
10.2	10-Q	November 4, 2011	through November 4, 2019
10.3	10-Q	August 8, 2012	through November 4, 2019
10.4	10-Q	August 8, 2012	through November 4, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary